Exhibit 77 (Q1)

Subsequent Event

On November 30, 2001, the Board of Directors approved a plan of reorganization with respect to the Oak Ridge Large Cap Equity Fund. This plan provides that on or about January 30, 2002, the Large Cap Equity Fund will merge with the Universal Growth Fund, subject to the Universal Growth Fund shareholder approval. Under the plan the Oak Ridge Large Cap Equity Fund will be the acquiring entity and surviving Fund.